13011179

SEC
Mail Processing
Section
FEB 27 2013
Washington DC
400

BB 3/8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53177

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Eltekon Securities, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 S. Capital of Texas Hwy Suite 160
(No. and Street)

Westlake Hills (City) Texas (State) 78746 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alicia King (512) 697-0317
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 W. Courtyard Drive, Suite 500 (Address) **Austin** (City) **Texas** (State) **78730** (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02)

KH 3/12

OATH OR AFFIRMATION

I, Mark Mangum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Eltekon Securities LLC**, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

CRAIG JOSEPH SPEECE
Notary Public, State of Texas
My Commission Expires
December 21, 2013

Craig J. Speece

Notary Public

Signature

Managing Principal

Title

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

ELTEKON SECURITIES, LLC

Financial Statements and Supplemental Schedules
December 31, 2012

(With Independent Auditors' Reports Thereon)

ELTEKON SECURITIES, LLC
Index to Financial Statements and Supplemental Schedules
December 31, 2012

INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Member's Equity	5
Statement of Cash Flows	6
Notes to the Financial Statements	7 - 10
SUPPLEMENTAL SCHEDULES	
I. Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	11
II. Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission	12
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL	13 - 14

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Eltekon Securities, LLC:

Report on the Financial Statements
We have audited the accompanying financial statements of Eltekon Securities, LLC, (the "Company") which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in members' equity, and cash flows for the year then ended and the related notes to the financial statements you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eltekon Securities, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

5918 West Courtyard Drive, Suite 500 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN LLP A MEMBER OF RUSSELL BEDFORD INTERNATIONAL
WWW.PMBHD.COM
LOCATIONS IN ILLINOIS, CALIFORNIA, TEXAS & WASHINGTON

Report on Other Legal and Regulatory Requirements

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 15, 2013

ELTEKON SECURITIES, LLC
(A wholly-owned subsidiary of Eltekon Financial, LLC)
Statement of Financial Condition
December 31, 2012

Assets		
Cash and cash equivalents	$	801
Cash deposit with clearing broker		25,000
Receivable from clearing broker		50,263
Accounts receivable		4,669
Accounts receivable - related party		1,932
Prepaid expenses		7,702
Total assets	$	90,367
Liabilities and Member's Equity		
Liabilities		
Affiliate accrued payroll expense	$	11,195
Accrued expenses		408
Total liabilities		11,603
Member's equity		78,764
Total liabilities and member's equity	$	90,367

See notes to the financial statements and independent auditors' report.

ELTEKON SECURITIES, LLC
(A wholly-owned subsidiary of Eltekon Financial, LLC)
Statement of Operations
For the Year Ended December 31, 2012

Revenues:		
Loan advance interest	$	119,757
Variable life and annuity		28,664
Commissions		23,593
12b-1 fees		15,717
Mutual fund revenue		13,810
Other income		17,728
Total revenues		219,269
Operating expenses:		
Commissions, salaries, and payroll expenses		227,384
Clearing and execution expenses		11,753
Regulatory fees		7,167
Professional fees		6,735
Dues and subscriptions		5,519
Liability insurance		4,698
Other expenses		4,301
Total operating expenses		267,557
Net loss before income taxes		(48,288)
Income tax expense		-
Net loss	$	(48,288)

See notes to the financial statements and independent auditors' report.

ELTEKON SECURITIES, LLC
(A wholly-owned subsidiary of Eltekon Financial, LLC)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2012

Balance at December 31, 2011	$	92,194
Capital contribution from member		34,858
Net loss		(48,288)
Balance at December 31, 2012	$	78,764

See notes to the financial statements and independent auditors' report.

ELTEKON SECURITIES, LLC
(A wholly-owned subsidiary of Eltekon Financial, LLC)
Statement of Cash Flows
For the Year Ended December 31, 2012

Cash flows from operating activities:		
Net loss	$	(48,288)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in assets and liabilities:		
Receivable from clearing broker		(3,470)
Accounts receivable		(3,193)
Accounts receivable - related party		(1,519)
Prepaid expenses		(176)
Affiliate accrued payroll expense		11,008
Accrued expenses		(2)
Net cash used in operating activities		(45,640)
Cash flows from financing activities:		
Contribution from member	$	34,858
Net cash provided by financing activities		34,858
Net decrease in cash		(10,782)
Cash and cash equivalents at beginning of year		11,583
Cash and cash equivalents at end of year	$	801
Supplemental disclosures of cash flow information:		
Income taxes paid	$	-
Interest paid	$	-

See notes to the financial statements and independent auditors' report.

Note 1 - Nature of Business

Eltekon Securities, LLC (the "Company") is a Texas limited liability company formed on December 18, 2000. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). As an introducing broker-dealer, the Company does not hold customer funds or securities, and clears all customer transactions on a fully disclosed basis through a clearing broker. The Company has one office located in Texas. The Company operates under the provisions of paragraph K(3) of Rule 15c3-3 of the SEC involving the sale of corporate securities and business brokerage activities.

The Company is a wholly-owned subsidiary of Eltekon Financial, LLC ("EF"), who is the parent and sole member. The Company relies on contributions from its member to fund operations.

The Company has claimed exemption from Rule 15c3-3 ("Rule") under section (k)(2)(ii) of the SEC, and accordingly is exempt from the remaining provisions of that Rule.

Note 2 - Liquidity and Capital Resources

The Company has experienced operating net losses in the current year. The Company has a net capital requirement of $50,000 and net capital of $69,130 at December 31, 2012.

The Company's ability to generate positive cash flows depends on a variety of factors, including the success of the market and the securities industry. At December 31, 2012, the Company has $801 in cash and cash equivalents and working capital of $78,764. The Company's management believes that it can operate over the next 12 months and expects to be successful in maintaining sufficient working capital and the minimum net capital requirement and will manage operations commensurate with its level of working capital. Should the Company sustain additional losses from operations, the Company's management believes it can obtain additional capital contributions from its sole member.

Note 3 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash equivalents
For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions
Revenues from securities are recognized as commission fees and are recorded on a trade-date basis. Mutual fund revenue is accrued monthly as earned.

Insurance Commissions
Insurance commissions are recorded when the insurance products are funded by the customer and the commission is earned.

Receivable from or Payable to Clearing Broker
Receivable from or payable to clearing broker represents the net amount due from or to the Company's clearing broker for funds held in Company accounts net of clearing, execution, and sundry charges incurred for the execution of trades for customers of the Company. These charges are recorded on a trade date basis.

Receivables and Credit Policy
Accounts receivable are stated at the amounts management expects to collect from outstanding balances. The carrying amounts of accounts receivable are reduced by a valuation allowance, if needed, that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances that exceed 30 days from invoice date and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the respective receivable account.

Income Taxes
The Company is treated as a flow-through entity for income tax purposes, similar to a partnership. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the individual member and is included in its personal tax return even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual member.

The Company is subject to Texas franchise tax. The tax is based on taxable margin, as defined under the law, rather than being based on federal taxable income. For the year ended December 31, 2012, the Company's Texas franchise tax expense was minimal.

Deposit with Clearing Broker
The Company and the clearing broker attempt to control the risks associated with customer activities by limiting customer accounts to only cash type accounts and monitoring for prompt customer payments in accordance with various regulatory guidelines. The Company maintains a $25,000 deposit account with the clearing broker to secure its obligation to fund any losses incurred by the clearing broker on customer transactions.

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and receivables from customers.

Fair Value Measurements
The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;
Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;
Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, receivable from clearing broker, accounts receivables, prepaid expenses, accrued payroll expense and accrued expenses, approximate their fair values due to their short maturities.

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 4 - Capital Contribution

The Company received $34,858 in contributions during the year ended December 31, 2012 from its parent and sole member, Eltekon Financial, LLC.

Note 5 - Related Party Transaction

The Company and Eltekon Management Group ("EMG") have an administrative agreement in which EMG agrees to perform certain administrative services for the Company for a monthly fee, which may be waived at EMG's discretion. EMG elected to waive the fee during 2012.

The Company clears transactions through Pershing LLC on behalf of Eltekon Advisors, LLC ("Advisors") who shares common ownership. The Company received $5,034 in commission fees related to these transactions for the year ended December 31, 2012.

The Company had a receivable totaling $1,932 at December 31, 2012 related to amounts due from Eltekon Advisors, LLC for fees and dues paid on their behalf by the Company.

The Company is economically dependent on Eltekon Financial, LLC.

Note 6 - Liabilities Subordinated to Claims of General Creditors

During the year ended December 31, 2012, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

Note 7 - Possession or Control Requirements Under Rule 15c-3-3

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 8 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital and net capital requirements of $69,130 and $50,000, respectively. The Company's aggregate indebtedness to net capital ratio was 0.17 to 1.

Note 9 - Subsequent Events

The Company received $10,000 in contributions in January 2013 from its parent and sole member, Eltekon Financial, LLC.

The Company has evaluated subsequent events through February 15, 2013, the date the financial statements were available to be issued.

ELTEKON SECURITIES, LLC
(A wholly-owned subsidiary of Eltekon Financial, LLC)
Computation Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2012

Total member's equity qualified for net capital	$	78,764
Deductions and/or charges		
Non-allowable assets:		
Accounts receivable - related party		1,932
Prepaid expenses		7,702
Total deductions and/or charges		9,634
Net capital before haircuts on securities		69,130
Haircuts on securities		-
Net capital	$	69,130
Aggregate indebtedness		
Accounts payable and accrued expenses	$	11,603
Total aggregate indebtedness	$	11,603
Computation of basic net capital requirement		
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$	50,000
Net capital in excess of minimum requirement	$	19,130
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	9,130
Ratio of aggregate indebtedness to net capital		0.17 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2012 as reported by Eltekon Securities, LLC on January 25, 2013 on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to the financial statements and independent auditors' report.

ELTEKON SECURITIES, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2012

SCHEDULE II

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Pershing, LLC

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors of
Eltekon Securities, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Eltekon Securities, LLC (the "Company") as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

However, the Company was notified as to certain control deficiencies as a result of a FINRA examination that occurred during 2012. These control deficiencies included NASD Rule 3010(b), SEC Rule 17a-3(a)(2), SEC Rule 17a-3(a)(11), SEC Rule 17a-3, which primarily related to controls over financial reporting. Management of the Company has responded to FINRA regarding these control deficiencies and believes they have taken appropriate corrective action.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 15, 2013